Exhibit 99.1

CLAUDE RESOURCES INC. CONFIRMS APPROACH TO ST. EUGENE MINING CORPORATION LTD.

Trading Symbols
TSX - CRJ
NYSE Amex - CGR

SASKATOON, July 11, 2011 /CNW/ - Claude Resources Inc. ("Claude" or the "Company") (TSX-CRJ) (NYSE Amex-CGR) today announced it has approached the Board of Directors of St. Eugene Mining Corporation Ltd. ("St. Eugene", TSX.V-SEM) with a proposal to enter into a letter of intent for a share exchange transaction for 100 percent of St. Eugene at a significant premium to its trading price.

St. Eugene is a gold exploration company whose main assets include its 35 percent joint venture interest in the Amisk Gold Project in Saskatchewan (65 percent owned by Claude) and its 100 percent owned Tartan Lake Gold project in the Flin Flon area, Manitoba.

As the largest shareholder of St. Eugene (holding 11.7 million common shares or approximately 9.7 percent of the basic shares outstanding), Claude is disappointed by the strategic direction of St. Eugene evidenced by the recent announcement, and subsequent suspension, of a highly dilutive private placement with Churchill Natural Resource Partners L.P. that would have resulted in loss of control of St. Eugene at a discount to its trading price.

Given that St. Eugene's Board of Directors has not positively responded to Claude's proposal in the timeframe requested, Claude felt it necessary to make its position public.

The proposal Claude presented to St. Eugene's Board of Directors was to enter into a letter of intent for a share exchange transaction at a fixed exchange ratio of 0.0601 of a Claude common share for each St. Eugene common share through a friendly transaction (the "Proposal"). The implied value of the Proposal is approximately C$0.125 per St. Eugene share (based on Claude's July 8, 2011 closing price on the TSX).

Claude believes that the Proposal would be particularly compelling for all St. Eugene's security holders. The benefits of Claude's Proposal include:

•	an attractive premium of 47 percent to the closing price of St. Eugene shares on the TSX Venture Exchange on July 8, 2011 (based on Claude's July 8, 2011 closing price on the TSX);
•	an excellent opportunity for the security holders of St. Eugene to realize immediate and substantial value for their St. Eugene securities;
•	the logical consolidation of the Amisk Gold Project;
•	the opportunity to participate in a highly liquid, diversified, quality gold producer, led by a management team with credible mine operating experience and a track record of value creation;
•	immediate exposure to the strong current gold price environment through Claude's growing production and outstanding exploration upside on its three major projects; and
•	a highly credible deal, subject only to customary conditions.

Claude remains hopeful that further discussions will continue with St. Eugene. This announcement does not constitute an offer or public proposal, or expression of an intention to make an offer, to St. Eugene security holders and there can be no assurance that any offer will be made or that any transaction will take place.

Claude's financial advisor is Dundee Securities Ltd.

ABOUT CLAUDE RESOURCES INC.

Claude Resources Inc. is a gold producer with shares listed on both the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). The Company is also engaged in the exploration and development of gold mineral reserves and mineral resources. The Company's entire asset base is located in Canada. Its main revenue generating asset is the 100 percent owned Seabee gold operation, located in northern Saskatchewan. Since 1991, Claude has produced over 938,000 ounces of gold from its Seabee Operations. Claude also owns 100 percent of the 10,000 acre Madsen Property in the prolific Red Lake gold camp of northwestern Ontario and has a 65 percent working interest in the Amisk Gold Project in northeastern Saskatchewan.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Press Release may contain statements which constitute 'forward-looking' statements, including statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company. The words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors. Such risks, uncertainties and factors are described in the periodic filings with the Canadian securities regulatory authorities, including the Company's Annual Information Form and quarterly and annual Management's Discussion and Analysis, which may be viewed on SEDAR at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

A copy of Claude's interim Management's Discussion and Analysis as well as Claude's Q1 2011 financial statements and notes thereto (unaudited) can be viewed at www.clauderesources.com.

Further information relating to Claude Resources Inc. has been filed on SEDAR and may be viewed at www.sedar.com.

%CIK: 0001173924

For further information:

Neil McMillan, President & CEO
Phone: (306) 668-7505

or

Marc Lepage, Manager, Investor Relations
Phone: (306) 668-7505
Email: ir@clauderesources.com

Website: www.clauderesources.com

CO: CLAUDE RESOURCES INC.

CNW 08:00e 11-JUL-11